Exhibit (a)(1)(D)

EMAIL TO ALL ELIGIBLE PARTICIPANTS FROM JUERGEN STARK, TURTLE BEACH’S CHIEF

EXECUTIVE OFFICER AND PRESIDENT, DATED APRIL 22, 2015

To:	Eligible Participants

From:	Juergen Stark, Chief Executive Officer and President

Date:	April 22, 2015

Re:	Turtle Beach Stock Option Exchange Program

Turtle Beach Team,

I am pleased to announce that our stockholders and Board of Directors have authorized us to implement a voluntary stock option exchange program to enable eligible participants to exchange eligible out-of-the-money stock options for new, “replacement” stock option grants covering a lesser number of underlying shares with an exercise price at the fair market value of our common stock.

The exchange program, which is entirely voluntary, allows Turtle Beach employees, executive officers and certain of our actively-engaged consultants to exchange eligible stock options that have exercise prices equal to or greater than $5.00 per share, for new replacement options with exercise prices equal to the closing price of our common stock on the grant date. Each replacement option will have the same term as the eligible stock option it replaces, but the period over which any unvested portion of the eligible stock option was scheduled to vest will be extended by six months under the replacement option.

This is a significant initiative, requiring a formal tender offer filing with the U.S. Securities and Exchange Commission. However, the objective of our equity incentive programs has been, and continues to be, to motivate and retain our key contributors and to align their interests with those of our stockholders, and we believe offering participants the opportunity to participate in the option exchange is an important component in our efforts to achieve that goal and in our commitment to the long-term growth of Turtle Beach.

Soon you will receive an e-mail from optionexchange@turtlebeach.com with information that explains the stock option exchange program in greater detail, including its potential risks, and the actions you will need to take if you choose to participate. We have also filed this and certain other information with the U.S. Securities and Exchange Commission, which is available for review on its website at www.sec.gov. Please review the material carefully, and weigh your decision with care.

NO TURTLE BEACH EMPLOYEE, OFFICER, DIRECTOR OR OTHER REPRESENTATIVE, ADVISOR OR AGENT IS AUTHORIZED TO MAKE ANY RECOMMENDATION AS TO YOUR CHOICES. AS A RESULT, YOU SHOULD CONSULT WITH YOUR PERSONAL FINANCIAL, LEGAL, TAX AND/OR OTHER ADVISORS AS PART OF YOUR DECISION MAKING PROCESS.

For participants residing outside the United States, we urge you to educate yourselves about the financial and tax consequences of participating in this exchange by consulting with an appropriate advisor. Turtle Beach makes no representations regarding the financial or tax consequences of any participation in this offer.

Please take the time to carefully review all of the information that is made available to you and the instructions that you will receive. If you have questions about the offer, please e-mail optionexchange@turtlebeach.com or contact Megan Wynne, Vice President, Legal & Licensing, at 858-914-2434.